Strategic Partners Mutual Funds, Inc.
For the period ended 04/30/05
File number 811-08085

SUB-ITEM 77D
Policies With Respect to Security Investment

Strategic Partners Mutual Funds, Inc.

Supplement dated March 7, 2005
To
Prospectus dated March 1, 2005


Proposed Reorganization

The Boards of Directors of Strategic Partners Mutual
Funds, Inc. (SP Funds) and Jennison Sector Funds, Inc.
recently approved a proposal whereby the assets and liabilities of Strategic Partners Health Sciences Fund would be exchanged for shares of Jennison Health
Sciences Fund. Under the proposal, shares of each class of Strategic Partners Health Sciences Fund would be exchanged at net asset value for identical share classes of equivalent value of Jennison Health Sciences
Fund.

The transfer is subject to approval by the shareholders of Strategic Partners Health Sciences Fund. A shareholder meeting is scheduled to be held in September/October 2005.
It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the shareholders of Strategic Partners Health Sciences Fund in May/June 2005.

Under the terms of the proposal, shareholders of Strategic
Partners Health Sciences Fund would become shareholders of Jennison Health Sciences Fund. No sales charges would be imposed on the proposed transfer. The SP Funds anticipate obtaining an opinion of fund counsel that the transaction will not result in a gain or loss to shareholders of S trategic Partners Health Sciences Fund for federal income tax purposes.


Proposed New Sub-advisor for Strategic Partners Money
Market Fund

The Board of Directors of the SP Funds also recently approved to submit to shareholders a proposal to replace the current sub-advisor of Strategic Partners Money Market Fund (the Fund). Shareholders of the Fund will be asked to vote on the proposal at a meeting expected to occur in June/July 2005.

The current subadviser to the Fund is Wells Capital Management, Inc. (Wells). Wells has served as the Fund's subadviser since September 2001. If approved by shareholders, the existing subadvisory agreement with Wells will be terminated, and Prudential Investment Management, Inc. (PIM) will replace Wells as the Fund's sub-advisor. It is anticipated that if shareholders approve the proposal, PIM will assume responsibility for the day-to-day management of the Fund's portfolio as soon as practicable following shareholder approval.

PIM is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. Prudential Fixed Income is the public asset management unit of PIM and will be responsible for the day-to-day management of the Fund. Prudential Fixed Income is one of the largest fixed income managers in the U.S. with $144 billion of assets under management as of December 31, 2004. Prudential Fixed Income employs a disciplined, research-driven approach to fixed income management.